ALEXANDRA CAPITAL CORP.

INTERIM CONDENSED FINANCIAL STATEMENTS

Six Months Ended May 31, 2018

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED
FINANCIAL STATEMENTS

The accompanying unaudited interim condensed financial statements of Alexandra Capital Corp. (the “Company”) for the six months ended May 31, 2018 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim condensed financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim condensed financial statements of the Company have been prepared by and are the responsibility of the Company’s management. In the opinion of management, the unaudited interim condensed financial statements have been prepared within acceptable limits of materiality and in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”), consistent with International Financial Reporting Standards (“IFRS”) appropriate in the circumstances.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of the interim condensed financial statements by an entity’s auditor.

July 30, 2018

“Vivian Katsuris”	“Zara Kanji”
President and CEO	Chief Financial Officer

ALEXANDRA CAPITAL CORP.
Interim Condensed Statement of Financial Position
(Expressed in Canadian dollars)

		May 31,	November 30,
As at	Note	2018	2017
ASSETS
Current assets
Cash		$2,957,002	$96,152
Subscription receivable		-	428,000
Sales tax receivable		13,610	6,573
Prepaid expenses	7	18,935	40,375
Due from related parties	7	-	18,750
Total current assets		2,989,547	589,850
Non-current assets
Exploration and evaluation assets	3	171,012	171,012
Total assets		$3,160,559	$760,862
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4	$70,535	$51,171
Due to related parties	7	2,975	-
Total current liabilities		73,510	51,171
SHAREHOLDERS' EQUITY
Share capital	4	3,824,782	1,218,766
Contributed surplus	4	221,514	106,109
Deficit		(959,247)	(615,184)
Total shareholders' equity		3,087,049	709,691
Total liabilities and shareholders' equity		$3,160,559	$760,862

These financial statements are authorized for issuance by the Board of Directors on July 30, 2018.

Approved on behalf of the Board:
	“'Vivian Katsuris”	“Ioannis Tsitos”
	Director	Director

The accompanying notes are an integral part of these interim condensed financial statements.

ALEXANDRA CAPITAL CORP.
Interim Condensed Statement of Net and Comprehensive Loss
(Expressed in Canadian dollars)

		Six Months	Six Months	Three Months	Three Months
		Ended	Ended	Ended	Ended
	Note	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017

OPERATING EXPENSES

Accounting fees	7	$21,124	$3,464	$20,624	$3,464
Business development		7,346	-	-	-
Consulting fees		118,850	-	70,770	3,000
General office expenses		14,069	937	2,615	709
Legal fees		91,677	9,415	52,678	5,103
Management fees	7	34,212	6,000	14,212
Rent	9	15,000	-	7,500	-
Transfer agent and filing fees		37,351	9,295	12,529	3,548
Total expenses		(339,629)	(29,111)	(180,928)	(15,824)

OTHER INCOME (EXPENSES)
Interest income		1,866	87	1,226	70
Foreign exchange gain (loss)		(6,300)	-	(6,300)	-

NET AND COMPREHENSIVE LOSS FOR THE PERIOD		$(344,063)	$(29,024)	$(186,002)	$(15,754)

LOSS PER SHARE, Basic and Diluted		$(0.02)	$(0.00)	$(0.01)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		21,751,880	13,108,033	23,144,853	13,234,000

The accompanying notes are an integral part of these interim condensed financial statements.

ALEXANDRA CAPITAL CORP.
Interim Condensed Statement of Cash Flows
(Expressed in Canadian dollars)

	Six Months Ended	Six Months Ended
	May 31, 2018	May 31, 2017
Cash Provided By (Used In) Operating Activities

Net and comprehensive loss for the period	$(344,063)	$(29,024)
Changes in non-cash working capital:
Sales tax receivable	(7,037)	(1,785)
Prepaid expenses	21,440	-
Due from related parties	18,750	-
Due to related parties	2,975	-
Accounts payable and accrued liabilities	19,364	(13,498)
Net cash used in operating activities	(288,571)	(44,307)
Investing Activities
Short-term investments	-	40,000
Net cash provided by investing activities	-	40,000
Financing Activities
Common shares issued for cash, warrants exercised, net of share issuance costs, and subscription receivable	3,149,421	-
Net cash provided by financing activities	3,149,421	-
Increase (decrease) in cash	2,860,850	(4,307)
Cash, beginning of the period	96,152	10,276
Cash, end of the period	$2,957,002	$5,969

The accompanying notes are an integral part of these interim condensed financial statements.

ALEXANDRA CAPITAL CORP.
Interim Condensed Statement of Changes in Equity
(Expressed in Canadian dollars)

	Share capital
	Number of		Contributed
	shares	Amount	Surplus	Deficit	Total

Balance, November 30, 2016	12,934,000	$633,109	$117,016	$(499,195)	$250,930
Net and comprehensive loss for the period	-	-	-	(29,024)	(29,024)
					-
Shares issued for exploration and evaluation assets	300,000	6,000	-	-	6,000
					-
Balance, May 31, 2017	13,234,000	639,109	117,016	(528,219)	227,906

Balance, November 30, 2017	19,349,500	1,218,766	106,109	(615,184)	709,691
Net and comprehensive loss for the period	-	-	-	(344,063)	(344,063)
					-
Shares issued for warrants exercised	2,045,000	204,500	-	-	204,500
Private placements	6,510,550	2,604,220	-	-	2,604,220
Shares issued for options exercised	125,000	37,500	-	-	37,500
Share issuance costs	-	(253,794)	128,995	-	(124,799)
Fair value of options exercised	-	13,590	(13,590)	-	-

Balance, May 31, 2018	28,030,050	$3,824,782	$221,514	$(959,247)	$3,087,049

The accompanying notes are an integral part of these interim condensed financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Alexandra Capital Corp. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On August 13, 2014, the Company commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 2 Mining Issuer. The Company’s principal business activity is the exploration of mineral resources on the Southern Belle or “SB” Property.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the “CSE”) and has voluntarily delisted its common shares from the TSXV. The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same. The Company’s common shares are also trading on Over-The-Counter Bulletin Board (the “OTCBB”) with the symbol “AXDRF”.

Letter of Intent

On December 1, 2017, the Company entered into a non-binding letter of intent, which superseded and replaces the previous letter of intent announced on November 10, 2017, with WMC ApS (“WMC”), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions. On April 10, 2018, the Company announced that it cancelled the proposed acquisition of WMC.

On April 10, 2018, the Company entered into a non-binding letter of intent (“LOI”) with Plymouth Rock Technologies Inc. (“PRT”), a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues.

On June 21, 2018, the Company entered into a definitive agreement with PRT. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of PRT in consideration of the issuance of 3,000,000 common shares of the Company. All shares issued as consideration for the PRT shares will be subject to a resale restricted period of four months from the closing of the transaction and will bear a restrictive legend to this effect. The Company will engage Mr. Dana Wheeler as President and CEO of the Company following closing of the transaction, and he will be appointed to the board of directors of the Company. The Company intends to change its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc.

Going Concern

The Company emphasizes that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. These financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Southern Belle property is uncertain and dependent upon projects achieving commercial production or sale. The ability of the Company to carry out its business objectives are dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	May 31, 2018	November 30, 2017
Working capital	$2,916,037	$538,679
Deficit	$(959,247)	$(615,184)

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These interim condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

These financial statements have been prepared on the historical cost basis except for certain financial instruments classified as fair value through profit or loss (“FVTPL”) and available-for-sale which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These financial statements are authorized for issue by the Board of Directors on July 30, 2018.

Significant accounting judgments, estimates and assumptions

The preparation of these financial statements in conformity of IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

Significant estimates are used in preparing the financial statements include, but are not limited to:

(i)	Impairment of long lived assets

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Determining the amount of impairment of long lived assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many of factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments in the Company’ long term assets such as property, plant and equipment and exploration and evaluation assets.

(ii)	Current and deferred taxes

Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments relating to the application of tax law, the estimated timing of temporary difference reversals, and the estimated realization of tax assets. All tax filings are subject to subsequent government audits and potential reassessment. These interpretations, judgments and changes related to them impact current and deferred tax provisions, deferred income tax assets and liabilities and results of operations.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(iii)	Share-based payments

The fair value of stock options issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its financial statements for the six months ended May 31, 2018. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii)	Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures capitalized requires judgment in determining which expenditures are recognized as exploration and evaluation assets and applying the policy consistently. In making this determination, the Company considers the degree to which the expenditure can be economically recoverable.

(iii)	Decommissioning obligations

The provision for decommissioning obligations is based on numerous assumptions and judgements including the ultimate settlement amounts, inflation factors, risk free discount rates, timing of settlement and changes in the applicable legal and regulatory environments. To the extent future revisions to these assumptions impact the measurement of the existing decommissioning obligation, a corresponding adjustment is made to the property, plant and equipment balance.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in mineral interests. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures (continued)

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition. The Company recognizes as income, any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Decommissioning, restoration and similar liabilities (“Asset retirement obligation”)

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As at May 31, 2018, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the financial statements.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company’s cash position.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital.

Earnings / loss per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the financial assets and their related risks and rewards are transferred. Financial liabilities are derecognized when they expire, are discharged or cancelled. Financial instruments are classified into five categories:

-	Loans and receivables
-	Held-to-maturity investments
-	Available-for-sale
-	Financial assets at fair value through profit and loss (“FVTPL”)
-	Financial liabilities at amortized cost

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the statements of net and comprehensive loss. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive loss.

After initial recognition, loans and receivables and held-to-maturity investments are measured at amortized cost using the effective interest method. Any changes to the carrying amounts of the held-to-maturity investments including impairment charges are recognized in profit and loss. Available-for-sale financial assets are measured at fair value with gains and losses recognized in other comprehensive income. Financial assets at FVTPL include financial assets that are classified either as held-for-trading or those are designated at FVTPL upon initial recognition. Gains or losses in these financial assets are recorded in profit and loss.

Financial liabilities are measured subsequently at amortized cost except for those held-for-trading which are carried subsequently at fair value with gains or losses recorded in profit and loss.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The Company classified its cash and short-term investment as FVTPL which is measured at fair value. Other receivables are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year, but are not yet effective. None of these are expected to have a significant effect on the financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments – IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is applicable to annual reporting periods beginning on or after January 1, 2018.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective (continued)

IFRS 16, Leases - IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 15 is applicable to annual reporting periods beginning on or after January 1, 2019.

IFRS 2, Share-Based Payment – On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company does not expect that the new and amended standards will have a significant impact on its financial statements.

3.	EXPLORATION AND EVALUATION ASSETS

Southern Belle (“SB”) Property, British Columbia

On February 17, 2014, the Company entered into an Option Agreement with Qualitas Holdings Corp. whereby the Corporation acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

During the year ended November 30, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

	Cash	Shares

Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before August 11, 2016 (issued)	-	300,000
	$35,000	500,000

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Southern Belle (“SB”) Property, British Columbia (continued)

Expenditures

Expenditures for the six months ended May 31, 2018 and the year ended November 30, 2017 are as follows:

Southern Belle Property– British Columbia	May 31, 2018	November 30, 2017

Acquisition costs:
Balance, beginning	$51,000	$45,000
Additions	-	6,000
Balance, Ending	51,000	51,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$171,012	$171,012

4.	SHARE CAPITAL

(a)	Common Shares

Authorized: Unlimited number of common shares without par value

As at May 31, 2018, there were 28,030,050 common shares issued and outstanding (November 30, 2017 – 19,349,500).

During the six months ended May 31, 2018:

On December 12, 2017, the Company issued 55,000 common shares for gross proceeds of $5,500 for warrants exercised.

On December 19, 2017, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On December 22, 2017, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 9, 2018, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 19, 2018, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(a)	Common Shares (continued)

During the six months ended May 31, 2018 (continued):

On January 22, 2018, the Company issued 500,000 common shares for gross proceeds of $50,000 for warrants exercised.

On February 2, 2018, the Company issued 21,000 common shares for gross proceeds of $2,100 for warrants exercised.

On April 10, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to five finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018. 266,850 finder’s warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash in an amount equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to four finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder’s warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities.

On May 29, 2018, the Company issued a total of 125,000 common shares at a price of $0.30 per share, for gross proceeds of $37,500, for options exercised for a director of the Company.

On May 30, 2018, the Company issued 317,000 common shares for gross proceeds of $31,700 for warrants exercised.

During the year ended November 30, 2017:

The authorized capital of the Company consists of an unlimited number of common shares without par value. On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets (Note 3).

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised for a former director of the Company.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(a)	Common Shares (continued)

During the year ended November 30, 2017 (continued):

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share valued at $49,050 as finder’s fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 (2016: Nil) for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised by a former director on November 28, 2017 recorded in due from related party.

(b)	Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Stock option transactions and the number of stock options outstanding as at May 31, 2018 and November 30, 2017 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2016	875,000	$0.16
Exercised	(125,000)	-
Balance, November 30, 2017	750,000	$0.17
Exercised	(125,000)	-
Balance, May 31, 2018	625,000	$0.14

		Options	Weighted average
	Exercise	outstanding and	remaining contractual	Weighted average
Expiry Date	Price	exercisable	life(year)	exercise price
	$			$
November 11, 2019	0.30	125,000	0.29	0.30
May 1, 2022	0.10	500,000	3.14	0.10
		625,000	3.43	0.14

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(c)	Share purchase warrants

During the six months ended May 31, 2018

Share purchase warrant transactions and the number of share purchase warrants outstanding as at May 31, 2018 and November 30, 2017 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance, November 30, 2017 and 2016	2,640,000	$0.51
Warrants granted	3,567,275
Warrants exercised	(2,045,000)
Balance, May 31, 2018	4,162,275	$0.51

		Number of	Weighted average
	Exercise	Warrants	remaining	Weighted average
Expiry Date	Price	outstanding and	contractual	exercise price
		exercisable	life(year)
	$			$
August 11, 2019	0.10	595,000	0.17	0.10
April 25, 2019	0.60	2,237,500	0.48	0.60
April 25, 2019	0.40	266,850	0.06	0.40
May 18, 2019	0.60	1,017,775	0.24	0.60
May 18, 2019	0.40	45,150	0.01	0.40
		4,162,275	0.96	0.51

5.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash and short-term investments. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a.	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
c.	Level 3 – inputs that are not based on observable market data.

For the six months ended May 31, 2018 and the year ended November 30, 2017, the Company’s cash and short-term investments are classified as Level 1.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

5.	FINANCIAL RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company’s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of May 31, 2018, the Company had cash balance of $2,957,002 (November 30, 2017: $96,152). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital and cash equivalents.

The property owned by the Company is currently is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six months ended May 31, 2018 and the year ended November 30, 2017.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

7.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at May 31, 2018, $2,975 (November 30, 2017 - $Nil) was due to directors and officers of the Company:

	May 31, 2018	November 30, 2017
Company controlled by CFO	$2,975	$-
	$2,975	$-

During the six months ended May 31, 2018 and 2017, the Company entered into the following transactions with related parties:

	May 31, 2018	May 31, 2017
Management fees	$34,212	$6,000
Accounting fees	10,410	-
	$44,622	$6,000

Management compensation consisted of the following:

	May 31, 2018	May 31, 2017
Company controlled by CEO	$16,712	$6,000
Company controlled by CFO	12,500	-
Director	5,000	-
	$34,212	$6,000

During the year ended November 30, 2017, a former director of the Company exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750 (Note 4).

During the six months ended May 31, 2018, a director of the Company exercised 125,000 options at a price of $0.30 per share, for gross proceeds of $37,500 (Note 4).

During the six months ended May 31, 2018, a director of the Company exercised 121,000 warrants at a price of $0.10 per share, for gross proceeds of $12,100 (Note 4).

As at November 30, 2017, $2,985 of prepayment was made to the CEO of the Company for consulting services.

As at May 31, 2018, no amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

ALEXANDRA CAPITAL CORP.
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
May 31, 2018
(EXPRESSED IN CANADIAN DOLLARS)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended May 31, 2018 and 2017, the Company incurred non-cash investing and financing activities as follows:

	May 31, 2018	May 31, 2017
Non-cash financing activities:
Fair value of options exercised	13,590	-
Shares issued for finder's fees	128,995	-
Non-cash investing activities:
Shares issued for exploration and evaluations assets	-	6,000

9.	COMMITMENTS

On October 31, 2017, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing November 1, 2017 and ending on October 31, 2018. The minimum base rent is $2,500 per month.

10.	SUBSEQUENT EVENTS

On June 21, 2018, the Company entered into a definitive agreement with PRT. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of PRT in consideration of the issuance of 3,000,000 common shares of the Company. All shares issued as consideration for the PRT shares will be subject to a resale restricted period of four months from the closing of the transaction and will bear a restrictive legend to this effect. The Company will engage Mr. Dana Wheeler as President and CEO of the Company following closing of the transaction, and he will be appointed to the board of directors of the Company. The Company intends to change its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. (See Note 1).